Exhibit 4.6

FIFTH AMENDMENT TO
ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

     WHEREAS, Alion Science and Technology Corporation (the “Company”) maintains an Employee Ownership, Savings and Investment Plan for the benefit of its Employees and the Employees of any other Adopting Employer, which Plan was last restated as of December 19, 2001 (the “Plan”) and has been amended four times since that date; and

     WHEREAS, under Section 15.1 of the Plan, the Company reserved the right to amend the Plan at any time, in whole or in part, by action of its Board of Directors; and

     WHEREAS, the Board of Directors of the Company, pursuant to Section 15.1 of the Plan, has delegated authority to amend the Plan to the undersigned officer, provided he determines that the amendment would not materially increase costs of the Plan to the Company or any Adopting Employer; and

     WHEREAS, the undersigned officer has determined that this Second Amendment would not materially increase costs of the Plan to the Company or any Adopting Employer;

     NOW THEREFORE, pursuant to the powers of amendment reserved under Section 15.1 of the Plan, the Plan is hereby amended by the Company, effective October 1, 2003, as follows:

ARTICLE VII

Section 7.3(a) — As amended, further amended by striking subsection (a) and substituting in lieu thereof the following new paragraph:

“In the event that a Participant incurs a Severance from Service before attaining a nonforfeitable right to his or her entire ESOP Profit Sharing Account, the portion of his or her ESOP Profit Sharing Account that is forfeitable will be forfeited as of the earlier of: (1) the date on which the Participant incurs a Period of Severance of five (5) consecutive years; or (2) the Allocation Date coinciding with or next following the date on which the vested portion of the Participant’s ESOP Profit Sharing Account is distributed in accordance with ARTICLE IX provided the participant is not rehired before such Allocation Date. For purpose of the preceding sentence, if a Participant’s vested balance in his ESOP Profit Sharing Account is zero, he shall be deemed to have received a distribution of his vested ESOP Profit Sharing Account balance as of the date he incurred a Severance from Service. In the event that a Participant incurs a Severance from Service before attaining a nonforfeitable right to his or her entire Non ESOP Profit Sharing Account, the portion of his or her Non ESOP Profit Sharing Account that is forfeitable will be forfeited as soon as it is administratively feasible immediately following the earlier of: (A) the date on which the Participant incurs a Period of Severance of five (5) consecutive years; or (B) the date on which the vested portion of the Participant’s Non ESOP Profit Sharing Account is distributed in accordance with ARTICLE IX. For purpose of the preceding sentence, if a Participant’s vested balance in his Non ESOP Profit Sharing Account is zero, he shall be deemed to have received a distribution of his vested Non ESOP Profit Sharing Account balance as of the date he incurred a Severance from Service. Forfeitures from the Non ESOP and ESOP

Components of the Plan will be used to reduce contributions of the Adopting Employers to the Plan or to pay administrative expenses”.

In General

Any provision of the amended and restated Plan inconsistent with the foregoing changes is hereby amended to be consistent herewith.

     IN WITNESS WHEREOF, Alion Science and Technology Corporation has caused this Fifth Amendment to the Plan to be executed on its behalf by its duly authorized officer on this 30th day of September, 2003.

ALION SCIENCE AND TECHNOLOGY CORPORATION

By:	/s/Bahman Atefi

Name: Bahman Atefi
Title: Chief Executive Officer

(Seal)